Exhibit 21.1

Subsidiaries of the Registrant

Name of Subsidiary	Place of Incorporation
Cyalume Technologies, Inc.	Delaware, U.S.A.
CT SAS Holdings, Inc.	Delaware, U.S.A.
Cyalume Technologies, S.A.S.	France
Combat Training Solutions, Inc.	Colorado, U.S.A.
Cyalume Specialty Products, Inc.	Delaware, U.S.A.
Cyalume Realty, Inc.	Delaware, U.S.A.